                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                          Telewest Communications plc
--------------------------------------------------------------------------------
                               (Name of Issuer)

          Ordinary Shares, par value 10 pence per share, represented by American Depositary Shares, each of which represents ten Ordinary Shares
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                   87956P 10 5 (American Depositary Shares)
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              September 15, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ ] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [ ] Rule 13d-1(d)


______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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--------------------------------------------------         ---------------------
CUSIP NO. 87956P 10 5 (American Depositary Shares)    13G    PAGE 2 OF 7 PAGES
--------------------------------------------------         ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      Vivendi S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      France
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          135,663,713
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          135,663,713
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      135,663,713
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------

                                  Page 2 of 7

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----------------------------------------------------     ---------------------
  CUSIP NO. 87959P 10 5 (American Depositary Shares) 13G   PAGE 3 OF 7 PAGES
----------------------------------------------------     ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      Vivendi UK Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          135,663,713
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          135,663,713
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      135,663,713
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      6.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      CO
------------------------------------------------------------------------------

                               Page 3 of 7 Pages

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Item 1(a)      Name of Issuer
------------------------------

               Telewest Communications plc

Item 1(b)      Address of Issuer's Principal Executive Office
--------------------------------------------------------------

               Genesis Business Park
               Albert Drive
               Woking, Surrey GU21 5RW
               United Kingdom

Item 2(a)      Name of Person Filing
------------------------------------

               Vivendi S.A.

               Vivendi UK Limited

Item 2(b)      Address of Principal Business Office or, if none, Residence:
---------------------------------------------------------------------------

               The principal business office of Vivendi S.A. is located at:
               42, avenue de Friedland
               75380 Paris Cedex 08
               France

               The principal business office of Vivendi UK Limited is located at:
               37-41 Old Queen Street
               London SW1H 9JA
               United Kingdom

Item 2(c)      Citizenship
--------------------------

               Vivendi S.A. is a company incorporated under the laws of France. Vivendi UK Limited is a private limited liability company incorporated under the laws of England and Wales.

Item 2(d)      Title of Class of Securities
-------------------------------------------

               Ordinary Shares, par value 10 pence per share ("Telewest Ordinary Shares"), represented by American Depositary Shares, each of which represents ten Telewest Ordinary Shares

Item 2(e)      CUSIP Number
---------------------------

               87956P 10 5 (American Depositary Shares)

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Item 3        If this statement is filed pursuant to Rules 13d-1(b) or Rule 13d-
--------------------------------------------------------------------------------
              2(b) or (c), check whether the person filing is a . . .
              -------------------------------------------------------

              Not applicable

Item 4        Ownership
------------------------

(a) and (b)   Vivendi UK Limited ("Vivendi UK") is the registered holder of
              135,663,713 Telewest Ordinary Shares. The 135,663,713 Telewest
              Ordinary Shares are herein referred to as the "Subject Shares."
              Vivendi UK is a subsidiary of Vivendi S.A. ("Vivendi"). Vivendi
              UK's share capital is divided into a number of classes, including
              "Cable Shares" which, inter alia, confer rights of control over the Subject Shares. Vivendi owns indirectly 100% of the Cable
              Shares. Accordingly, for purposes of Rule 13d-3 under the U.S.
              Securities Exchange Act of 1934, as amended, Vivendi may be deemed to beneficially own the Subject Shares, which represent approximately 6.3% of the outstanding Telewest Ordinary Shares.

(c) Vivendi and Vivendi UK have shared voting and dispositive power over the Subject Shares.

Item 5        Ownership of Five Percent or Less of a Class
-----------------------------------------------------------

              Not applicable

Item 6        Ownership of More than Five Percent on Behalf of Another Person
-------------------------------------------------------------------------------

              Not applicable

Item 7        Identification and Classification of the Subsidiary Which
------------------------------------------------------------------------
              Acquired the Security Being Reported on by the Parent Holding
              -------------------------------------------------------------
              Company
              -------

              See Item 4.

Item 8        Identification and Classification of Members of the Group
------------------------------------------------------------------------

              Not applicable

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Item 9         Notice of Dissolution of Group
---------------------------------------------

               Not applicable

Item 10        Certification
----------------------------

               By signing below, each of Vivendi and Vivendi UK certifies that, to the best of its respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 7, 1998


                                        VIVENDI S.A.



                                        By:  /s/ Michel Villaneau
                                             -----------------------
                                             Name:  Michel Villaneau
                                             Title: Senior Vice President



October 7, 1998


                                        VIVENDI UK LIMITED



                                        By:  /s/ R.G. Castle
                                             --------------------
                                             Name:  R.G. Castle
                                             Title: Secretary